

中远投资(新加坡)有限公司
COSCO CORPORATION (SINGAPORE) LIMITED

SINGAPORE

9 TEMASEK BOULEVARD, #07-00 SUNTEC TOWER TWO, SINGAPORE 038989
TEL: 6885 0888 FAX: 6336 9006 WEBSITE: www.cosco.com.sg
RCB REG. NO: 196100159G



From Secretary's Office: 6 Battery Road, #39-01
Singapore 049909

Tel No: 6221 3348 Fax No: 6221 3248

Our Ref: 100119/LK/ft **Exemption No. 33-91910**

12 April 2005

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

82-4033

SUPPL

Dear Sirs

Investment

COSCO ~~CORPORATION~~ (SINGAPORE) LIMITED
(EXEMPTION NO. 33-91910)

On behalf of Cosco Corporation (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcement pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"): -

Date of Announcement	Description of Announcement
31 March 2005	Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest
4 April 2005	Notice of Annual General Meeting
8 April 2005	Additional information relating to Annual Report 2004 and Addendum to Shareholders in relation to the Proposed Renewal of the Shareholders' Mandate for Recurrent Interested Person Transactions
8 April 2005	Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest
8 April 2005	Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest
11 April 2005	Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest
11 April 2005	Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest

dlw 4/26

Date of Announcement	**Description of Announcement**
11 April 2005	Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest

Yours faithfully
COSCO CORPORATION (SINGAPORE) LIMITED



Lawrence Kwan
Secretary

encs

c.c. Mr Ji Haisheng (Fax No. 63361217, letter only)

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Ye Binlin
Designation *	Alternate Director
Date & Time of Broadcast	31-Mar-2005 17:56:41
Announcement No.	00104

>> Announcement Details

The details of the announcement start here ...

>> PART I

1. Date of notice to issuer * — 31-03-2005
2. Name of Director * — Poh Hee Boon
3. Please tick one or more appropriate box(es): *
   - Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 30-03-2005
2. Name of Registered Holder — Poh Hee Boon
3. Circumstance(s) giving rise to the interest or change in interest — Open Market Purchase

   # Please specify details
4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	366,000
As a percentage of issued share capital	0.034 %
No. of Shares which are subject of this notice	30,000
As a percentage of issued share capital	0.002 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	1.55
No. of Shares held after the change	396,000
As a percentage of issued share capital	0.036 %

>> PART III

1. Date of change of [Select Option]
2. The change in the percentage level — From % To %
3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details
4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	366,000	0

As a percentage of issued share capital	0.034 %	0 %
No. of shares held after the change	396,000	0
As a percentage of issued share capital	0.036 %	0 %

Footnotes

Mr Poh Hee Boon is a director of the subsidiary, CNF Shipping Agencies Pte Ltd.

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Li Jianxiong
Designation *	Alternate Director
Date & Time of Broadcast	04-Apr-2005 17:46:04
Announcement No.	00079

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOTICE OF ANNUAL GENERAL MEETING
Description	
Attachments:	 Total size = **26K** (2048K size limit recommended)

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COSCO CORPORATION (SINGAPORE) LIMITED
(Incorporated in the Republic of Singapore)
Registration No. 196100159G

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Pan Pacific Singapore, 7 Raffles Boulevard, Marina Square, Singapore 039595, Pacific Ballroom 3, Level 1, on Wednesday, 20 April 2005, at 11.00 a.m., to transact the following businesses:

Ordinary Business

1. To receive and adopt the Directors' Report and Audited Financial Statements for the financial year ended 31 December 2004 and the Auditors' Report thereon. (Resolution 1)

2. To declare a final dividend of S$0.02 per ordinary share of S$0.20 (one-tier tax) as recommended by the Directors. (Resolution 2)

3. To approve payment of Directors' Fees of S$140,000 (2003: $140,000) for the year ended 31 December 2004. (Resolution 3)

4. To re-elect the following directors who are retiring under Article 98 of Articles of Association of the Company and has offered themselves for re-election:

a) Mdm Sun Yueying (Resolution 4)

Note: Mdm Sun Yueying is a member of the Audit Committee. Mdm Sun will, upon re-election as a Director of the Company, remain to hold such office and will be considered by the Board of Directors to be non-independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited.

b) Mdm Yao Hong (Resolution 5)

5. To consider and if thought fit, to pass the following Resolution:

"That pursuant to Section 153 (6) of the Companies Act, Cap. 50, Mr Tom Yee Lat Shing be and is hereby re-appointed as a Director of the Company to hold office until the next Annual General Meeting." (Resolution 6)

Note: Mr Tom Yee Lat Shing is Chairman of the Audit Committee and a member of the Nominating and Remuneration Committees and upon his re-appointment as a director, will continue to hold such office. Mr Tom Yee is considered by the Board of Directors to be independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited.

6. To re-appoint Messrs PricewaterhouseCoopers as Auditors of the Company and to authorise the Directors to fix their remuneration. (Resolution 7)

7. To transact any other business which may properly be transacted at an Annual General Meeting.

Special Business

To consider and, if thought fit, to pass the following resolutions as Ordinary Resolutions:-

8. Authority to issue shares

"THAT the Directors be and are hereby authorised pursuant to the provisions of Section 161 of the Companies Act, Chapter 50 and Rule 806 of the Listing Manual of the Singapore Exchange Securities Trading Limited to allot and issue shares and convertible securities of the Company on such terms and conditions and with such rights or restrictions as they may deem fit PROVIDED ALWAYS THAT the aggregate number of shares and convertible securities to be issued pursuant to this resolution shall not exceed fifty per centum (50%) of the issued share capital of the Company, of which the aggregate number of shares and convertible securities to be issued other than on a pro rata basis to existing shareholders shall not exceed twenty per centum (20%) of the issued share capital of the Company and that such authority shall continue in force until the conclusion of the next Annual General Meeting or the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier, unless the authority is previously revoked or varied at a general meeting. For the purposes of this resolution, the percentage of issued share capital shall be based on the Company's issued share capital at the time this resolution is passed after adjusting for:

a) new shares arising from the conversion of convertible securities or employee share options on issue when this resolution is passed; and

b) any subsequent consolidation or subdivision of shares." (Resolution 8)

Note: Ordinary Resolution 8 proposed in item 8 above, if passed, will empower the Directors from the date of this meeting until the next Annual General Meeting or the date by which the next Annual General Meeting is required by law to be held or when varied or revoked by the Company in general meeting, whichever is the earlier, to allot and issue shares and convertible securities in the Company. The number of shares and convertible securities that the Director may allot and issue under this resolution would not exceed fifty per centum (50%) of the issued capital of the Company at the time of the passing of this resolution. For issue of shares and convertible securities other than on a pro rata basis to all shareholders, the aggregate number of shares and convertible securities to be issued shall not exceed twenty per centum (20%) of the issued capital of the Company.

For the purposes of this resolution, the percentage of issued capital is based on the Company's issued capital at the time this proposed Ordinary Resolution is passed after adjusting for new shares arising from the conversion or exercise of convertible securities, the exercise of share options or the vesting of shares awards outstanding or subsisting at the time when this proposed Ordinary Resolution is passed and any subsequent consolidation or subdivision of shares.

9. Authority to allot and issue shares under the Cosco Group Employees' Share Option Scheme 2002

"THAT pursuant to Section 161 of the Companies Act, Cap. 50, the Directors be authorised and empowered to allot and issue shares in the capital of the Company to all the holders of options granted by the Company, whether granted during the subsistence of this authority or otherwise, under the Cosco Group Employees' Share Option Scheme 2002 (the "Scheme"), upon the exercise of such options and in accordance with the terms and conditions of the Scheme, PROVIDED ALWAYS THAT the aggregate number of additional ordinary shares to be allotted and issued pursuant to the Scheme shall not exceed fifteen per centum (15%) of the issued share capital of the Company from time to time. (Resolution 9)

Note: Ordinary Resolution 9 proposed in item 9 above, if passed, will empower the Directors of the Company, from the date of this Meeting until the next Annual General Meeting, to allot and issue shares in the Company of up to a number not exceeding in total fifteen per centum (15%) of the issued share capital of the Company from time to time pursuant to the exercise of the options under the Scheme.

10. Proposed Renewal of Shareholders' Mandate for Recurrent Interested Persons Transactions

(i) "THAT approval be and is hereby given for renewal of the mandate, for the purposes of Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited, for the Company, its subsidiaries and target associated companies or any of them to enter into any of the transactions falling within the types of Interested Person Transactions, particulars of which are set out in the Company's Appendix A of the Company's Addendum to Members dated 5 April 2005 (being an addendum to the Annual Report of the Company for the financial year ended 31 December 2004) ("the Addendum") with any party who is of the class of Interested Persons described in the Addendum provided that such transactions are made on normal commercial terms and will not be prejudicial to the interests of the Company and its minority shareholders and in accordance with the review procedures set out in the Addendum;

(ii) THAT the Audit Committee of the Company be and is hereby authorised to take such actions as it deems proper in respect of such procedures and/or to modify or implement such procedures as may be necessary to take into consideration any amendment to Chapter 9 of the Listing Manual which may be prescribed by the SGX-ST from time to time; and

(iii) THAT the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to this Resolution; and

(iv) THAT such approval shall, unless earlier revoked or varied by the Company in general meeting, continue to be in force until the next Annual General Meeting of the Company is held or is required by law to be held, whichever is earlier." (Resolution 10)

Note: Resolution (10), if passed, will renew the General Mandate to allow the Company, its subsidiaries and target associated companies or any of them to enter into certain Recurrent Interested Person Transactions with person who are considered "Interested Persons" (as defined in Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited).

The Company's Audit Committee has confirmed that the methods and procedures for determining the transaction prices have not changed since the last renewal of the Shareholders' Mandate on 20 April 2004 and that the said methods and procedures are sufficient to ensure that the Recurrent Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority shareholders.

By Order of the Board
Lawrence Kwan
Secretary
Singapore, 5 April 2005

Note:

A member of the Company entitled to attend and vote at the above meeting may appoint a proxy to attend and vote on his behalf and such proxy need not be a member of this Company. The instrument appointing a proxy, together with the power of attorney (if any) under which it is signed or a notarially certified or office copy thereof must be lodged at the Registered Office of the Company at 9 Temasek Boulevard, #07-00 Suntec Tower Two, Singapore 038989, not less than 48 hours before the Meeting.

Closure of Books

NOTICE IS HEREBY GIVEN that the Transfer Books and the Register of Members of the Company will be closed from 16 June 2005 to 17 June 2005, both dates inclusive, for the preparation of dividend warrants for shareholders of ordinary shares registered in the books of the Company. Duly completed transfers received by the Share Registrar, KCS Corporate Services Pte. Ltd., 6 Battery Road, #39-01, Singapore 049909 up to 5.00 p.m. on 15 June 2005 will be registered before entitlements to the dividend are determined. The dividend, if approved at the Annual General Meeting, will be paid on 30 June 2005.

By Order of the Board
Lawrence Kwan
Secretary
Singapore, 5 April 2005

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Li Jianxiong
Designation *	Alternate Director
Date & Time of Broadcast	08-Apr-2005 18:28:21
Announcement No.	00108

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Additional information relating to Annual Report 2004 and Addendum to Shareholders in relation to the Proposed Renewal of the Shareholders' Mandate for Recurrent Interested Person Transactions
Description	
Attachments:	Info.pdf Total size = **221K** (2048K size limit recommended)

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COSCO CORPORATION (SINGAPORE) LIMITED (Registration No. 196100159G)

Additional information relating to Annual Report 2004 and Addendum to Shareholders in relation to the Proposed Renewal of the Shareholders' Mandate for Recurrent Interested Person Transactions

We refer to the Annual Report 2004 and the Addendum to Shareholders in relation to the Proposed Renewal of the Shareholders' Mandate for Recurrent Interested Person Transactions that were despatched to Shareholders on 5 April 2005 and wish to append the following information:

(1) Annual Report 2004

CORPORATE INFORMATION

BOARD OF DIRECTORS

Executive Directors

Mr Ji Hai Sheng
Mdm Yao Hong

Non-executive Directors

Capt. Wei Jia Fu
(Chairman)
Mdm Sun Yue Ying
(Alternate: Ye Bin Lin)
Mr Li Jian Hong
(Alternate: Li Jian Xiong)
Mr Zhou Lian Cheng
(Alternate: Liu De Tian)

Independent Directors

Mr Tom Yee Lat Shing
Dr Wang Kai Yuen
Mr Er Kwong Wah

AUDIT COMMITTEE

Chairman
Mr Tom Yee Lat Shing

Dr Wang Kai Yuen
Mr Er Kwong Wah
Mdm Sun Yue Ying
(Alternate: Ye Bin Lin)

REMUNERATION COMMITTEE

Chairman
Mr Er Kwong Wah

Mr Ji Hai Sheng
Dr Wang Kai Yuen
Mr Tom Yee Lat Shing

NOMINATING COMMITTEE

Chairman
Dr Wang Kai Yuen

Mr Ji Hai Sheng
Mr Er Kwong Wah
Mr Tom Yee Lat Shing

REGISTERED OFFICE

9 Temasek Boulevard
#07-00 Suntec Tower Two
Singapore 038989

AUDITORS

PricewaterhouseCoopers
8 Cross Street #17-00
PWC Building
Singapore 048424

Partner-in-charge
commencing financial year
ended 31 December 2004
Mr Phillip Tan Eng Seong

COMPANY SECRETARY

Mr Lawrence Kwan

REGISTRAR AND SHARE TRANSFER OFFICE

KCS Corporate Services Pte. Ltd.
6 Battery Road, #39-01
Singapore 049909

PRINCIPAL BANKERS

United Overseas Bank Limited
80 Raffles Place
UOB Plaza
Singapore 048624

Bank of China
4 Battery Road
Bank of China Building
Singapore 049908

Oversea-Chinese Banking
Corporation Limited
65 Chulia Street
OCBC Centre
Singapore 049513

(2) Addendum to Shareholders in relation to the Proposed Renewal of the Shareholders' Mandate for Recurrent Interested Person Transactions (the "Addendum")

In reference to paragraph 4 "Audit Committee's Statement" of the Addendum the following paragraph be inserted as the second paragraph of Paragraph 4.

If, during the periodic reviews by the Audit Committee, the Audit Committee is of the view that the established review and approval procedures are inadequate or inappropriate to ensure that the Recurrent Interested Person Transactions will be on normal commercial terms, and will not be prejudicial to the interests of the Company and its minority Shareholders, or in the event of any amendment to Chapter 9 of the Listing Manual, it will in consultation with the Board take such action as it deems proper in respect of such procedures and/or modify or implement such procedures as may be necessary and direct the Company to revert to Shareholders for a fresh mandate based on new guidelines and procedures for transactions with Interested Persons.

Paragraph 4 "Audit Committee's Statement" shall read:

The Audit Committee of the Company confirms that:-

(a) the methods or procedures for determining the transaction prices under the Shareholders' Mandate have not changed since the EGM; and

(b) the methods or procedures referred to in 4(a) above are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

If, during the periodic reviews by the Audit Committee, the Audit Committee is of the view that the established review and approval procedures are inadequate or inappropriate to ensure that the Recurrent Interested Person Transactions will be on normal commercial terms, and will not be prejudicial to the interests of the Company and its minority Shareholders, or in the event of any amendment to Chapter 9 of the Listing Manual, it will in consultation with the Board take such action as it deems proper in respect of such procedures and/or modify or implement such procedures as may be necessary and direct the Company to revert to Shareholders for a fresh mandate based on new guidelines and procedures for transactions with Interested Persons.

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Li Jianxiong
Designation *	Alternate Director
Date & Time of Broadcast	08-Apr-2005 18:32:28
Announcement No.	00110

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	07-04-2005
2.	Name of Director *	Ji Haisheng
3.	Please tick one or more appropriate box(es): *	

● Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	07-04-2005
2.	Name of Registered Holder	Ji Haisheng
3.	Circumstance(s) giving rise to the interest or change in interest	Sales in Open Market at Own Discretion
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	720,000
As a percentage of issued share capital	0.07 %
No. of Shares which are subject of this notice	320,000
As a percentage of issued share capital	0.03 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	1.77938
No. of Shares held after the change	400,000
As a percentage of issued share capital	0.04 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	720,000	0

As a percentage of issued share capital	0.07 %	0 %
No. of shares held after the change	400,000	0
As a percentage of issued share capital	0.04 %	0 %

Footnotes

Attachments: Total size = **0**
(2048K size limit recommended)

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Li Jianxiong
Designation *	Alternate Director
Date & Time of Broadcast	08-Apr-2005 18:35:16
Announcement No.	00111

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	08-04-2005
2.	Name of Director *	Yao Hong
3.	Please tick one or more appropriate box(es): *	

● Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	08-04-2005
2.	Name of Registered Holder	Yao Hong
3.	Circumstance(s) giving rise to the interest or change in interest	Sales in Open Market at Own Discretion
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	300,000
As a percentage of issued share capital	0.03 %
No. of Shares which are subject of this notice	200,000
As a percentage of issued share capital	0.02 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	1.79
No. of Shares held after the change	100,000
As a percentage of issued share capital	0.01 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	300,000	0

As a percentage of issued share capital	0.03 %	0 %
No. of shares held after the change	100,000	0
As a percentage of issued share capital	0.01 %	0 %

Footnotes

Attachments: Total size = **0**
(2048K size limit recommended)

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Li Jianxiong
Designation *	Alternate Director
Date & Time of Broadcast	11-Apr-2005 17:59:37
Announcement No.	00104

>> Announcement Details

The details of the announcement start here ...

>> PART I

1. Date of notice to issuer * — 11-04-2005
2. Name of Director * — Li Jianxiong
3. Please tick one or more appropriate box(es): *
   - ● Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 08-04-2005
2. Name of Registered Holder — Li Jianxiong
3. Circumstance(s) giving rise to the interest or change in interest — Sales in Open Market at Own Discretion

   # Please specify details
4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	600,000
As a percentage of issued share capital	0.06 %
No. of Shares which are subject of this notice	200,000
As a percentage of issued share capital	0.02 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	1.78
No. of Shares held after the change	400,000
As a percentage of issued share capital	0.04 %

>> PART III

1. Date of change of [Select Option]
2. The change in the percentage level — From % To %
3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details
4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	600,000	0

As a percentage of issued share capital	0.06 %	0 %
No. of shares held after the change	400,000	0
As a percentage of issued share capital	0.04 %	0 %

Footnotes

Mr Li Jianxiong is an alternate director of the Company.

Attachments:

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Li Jianxiong
Designation *	Alternate Director
Date & Time of Broadcast	11-Apr-2005 18:00:52
Announcement No.	00107

>> Announcement Details

The details of the announcement start here ...

>> PART I

1. Date of notice to issuer * — 11-04-2005
2. Name of Director * — Li Mei
3. Please tick one or more appropriate box(es): *
   - ● Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 11-04-2005
2. Name of Registered Holder — Li Mei
3. Circumstance(s) giving rise to the interest or change in interest — Sales in Open Market at Own Discretion

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	204,000
As a percentage of issued share capital	0.02 %
No. of Shares which are subject of this notice	100,000
As a percentage of issued share capital	0.01 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	1.785
No. of Shares held after the change	104,000
As a percentage of issued share capital	0.01 %

>> PART III

1. Date of change of [Select Option]
2. The change in the percentage level — From % To %
3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	204,000	0

As a percentage of issued share capital	0.02 %	0 %
No. of shares held after the change	104,000	0
As a percentage of issued share capital	0.01 %	0 %

Footnotes

Mdm Li Mei is a director of the subsidiary, Harington Property Pte Ltd.

Attachments:

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Li Jianxiong
Designation *	Alternate Director
Date & Time of Broadcast	11-Apr-2005 18:02:08
Announcement No.	00110

>> Announcement Details

The details of the announcement start here ...

>> PART I

1. Date of notice to issuer * — 11-04-2005
2. Name of Director * — Ye Binlin
3. Please tick one or more appropriate box(es): *

● Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 08-04-2005
2. Name of Registered Holder — Ye Binlin
3. Circumstance(s) giving rise to the interest or change in interest — Sales in Open Market at Own Discretion

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	600,000
As a percentage of issued share capital	0.06 %
No. of Shares which are subject of this notice	100,000
As a percentage of issued share capital	0.01 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	1.78
No. of Shares held after the change	500,000
As a percentage of issued share capital	0.05 %

>> PART III

1. Date of change of [Select Option]
2. The change in the percentage level — From % To %
3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	600,000	0

As a percentage of issued share capital	0.06 %	0 %
No. of shares held after the change	500,000	0
As a percentage of issued share capital	0.05 %	0 %

Footnotes

Mr Ye Binlin is an alternate director of the Company.

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